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                                                                    Exhibit 99.4

(GUANGSHEN RAILWAY COMPANY LIMITED LOGO) (CHINESE CHARACTERS)
(a joint stock limited company incorporated in the People's Republic of China)
                 (STOCK CODE: 525)


                         ANNOUNCEMENT OF POLL RESULTS OF
                 THE ANNUAL GENERAL MEETING HELD ON 11 MAY 2006

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Guangshen Railway Company Limited (the "Company") is pleased to announce that at the Annual General Meeting of the Company held on 11 May 2006 (the "AGM"), all the proposed resolutions (the "Resolutions") as set out in the notice of the AGM dated 20 March 2006 were duly passed by the shareholders of the Company by way of poll.
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Reference is made to the notice of the AGM of the Company dated 20 March 2006
(the "AGM Notice") and the annual report of the Company for the year ended 31 December 2005 (the "Annual Report"). Unless otherwise defined, terms used herein shall have the same meaning as defined in the AGM Notice and the Annual Report.

POLL RESULTS OF THE AGM

The Board is pleased to announce that all the Resolutions were approved by the Shareholders by way of poll at the AGM. The poll results in respect of the Resolutions are as follows:

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                                                                                 NUMBER OF VOTES AND PERCENTAGE (NOTE 1)
                                                                    ----------------------------------------------------------------
                    ORDINARY RESOLUTIONS                                     FOR               AGAINST                 TOTAL
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
 1.  To approve the work report of the Board for 2005                     2,904,250,000                 Nil       3,301,989,746
                                                                        Domestic Shares     Domestic Shares              Shares
                                                                            397,661,096     78,650 H Shares
                                                                               H Shares            (0.002%)
                                                                              (99.998%)
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 2.  To approve the work report of the Supervisory Committee              2,904,250,000                  Nil      3,301,964,746
     for 2005                                                           Domestic Shares      Domestic Shares             Shares
                                                                            397,636,096      78,650 H Shares
                                                                               H Shares             (0.002%)
                                                                              (99.998%)
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 3.  To approve the audited financial statements of the                   2,904,250,000                  Nil      3,301,946,746
     Company for 2005                                                   Domestic Shares      Domestic Shares             Shares
                                                                            397,636,246      60,500 H Shares
                                                                               H Shares             (0.002%)
                                                                              (99.998%)
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 4.  To approve the final dividend of RMB0.12 per share for 2005          2,904,250,000                  Nil      3,356,669,509
                                                                        Domestic Shares      Domestic Shares             Shares
                                                                            452,263,759     155,750 H Shares
                                                                               H Shares             (0.005%)
                                                                              (99.995%)
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 5.  To approve the Company's budget for 2006                             2,904,250,000                  Nil      3,354,663,943
                                                                        Domestic Shares      Domestic Shares             Shares
                                                                            450,316,193      97,750 H Shares
                                                                               H Shares             (0.003%)
                                                                              (99.997%)
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 6.  To re-appoint Deloitte Touche Tohmatsu CPA Ltd as                    2,904,250,000                  Nil      3,360,620,843
     the Company's PRC auditors for 2006 and to authorise               Domestic Shares      Domestic Shares             Shares
     the Board and the Audit Committee to approve its                       456,207,593     163,250 H Shares
     remunerations                                                             H Shares             (0.005%)
                                                                             (99.995%)
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 7.  To re-appoint PricewaterhouseCoopers Certified                       2,904,250,000                  Nil      3,360,638,343
     Public Accountants as the Company's international                  Domestic Shares      Domestic Shares             Shares
     auditors for 2006 and to authorise the Board and the                   456,221,343     167,000 H Shares
     Audit Committee to approve its remunerations                              H Shares             (0.005%)
                                                                              (99.995%)
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

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                                                                                 NUMBER OF VOTES AND PERCENTAGE (NOTE 1)
                                                                    ----------------------------------------------------------------
                    SPECIAL RESOLUTIONS                                     FOR               AGAINST                 TOTAL
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
 8.  To approve the amendments to the Articles of Association             2,904,250,000                  Nil      3,353,448,193
     and to authorise the Board to do all such further acts and         Domestic Shares      Domestic Shares             Shares
     things and take all steps which in its opinion may be                  448,959,643     238,550 H Shares
     necessary, desirable and expedient to give effect to such                 H Shares             (0.007%)
     amendments                                                               (99.993%)

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 9.  To approve the amendments to the Articles of Association             2,904,250,000                  Nil      3,353,512,543
     (draft) and to authorise the Board to do all such further          Domestic Shares      Domestic Shares             Shares
     acts and things and take all steps which in its opinion may            449,007,693     254,850 H Shares
     be necessary, desirable and expedient to give effect to                   H Shares             (0.008%)
     such amendments                                                          (99.992%)
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

Note 1 "H Shares" means the overseas listed foreign Shares of the Company and "Domestic Shares" means the State-owned legal person Shares of the Company.

Hong Kong Registrars Limited, the Company's share registrar, was appointed as the scrutineer for the vote-taking.

As at the date of the AGM, the issued share capital of the Company was 4,335,550,000 Shares and the total number of Shares entitling the holders to attend and vote for or against the Resolutions at the AGM was 4,335,550,000. There were no Shares in respect of which their holders were entitled to attend and vote only against the Resolutions at the AGM.

FINAL DIVIDENDS

The Company would like to make the following explanation in respect of the payment of the final dividends to holders of H Shares:

(a) Dividends payable to holders of H Shares are calculated in RMB and paid in Hong Kong dollars (HK$) based on the following formula:

                              The RMB value of the final dividends
     Final Dividends in HK$ = --------------------------------------------------
                              The average closing exchange rate of RMB to HK$ as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared

     In respect of the Company's final dividends for the year 2005 to be paid to holders of H Shares, the average closing exchange rate of RMB to HK$ as quoted by the People's Bank of China for the calendar week preceding the date on which the dividends were declared (which was 11 May 2006) was HK$1.00 to RMB1.03287. Therefore, the dividend per H Share, being RMB0.12, will be HK$0.11618.

(b) The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the relevant receiving agent (the "Receiving Agent") of the holders of H Shares in Hong Kong to receive on behalf of the holders of H Shares in Hong Kong dividends declared in respect of the H Shares and to hold the same pending payment in trust for holders of H Shares. Dividends payable to holders of H Shares will be paid by the Receiving Agent and despatched by Hong Kong Registrars Limited on or before 11 June 2006. Dividends distributed to the holders of H Shares by post will be posted at the risk of the recipients.

                                                   By Order of the Board of
                                               GUANGSHEN RAILWAY COMPANY LIMITED
                                                          WU JUNGUANG
                                                           Chairman

Shenzhen, the PRC
11 May 2006

As at the date of this announcement, the Executive Directors are Wu Junguang, Li Kelie and Yang Jinzhong; the Non-executive Directors are Hu Lingling, Wu Houhui and Wen Weiming; and Independent Non-executive Directors are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.

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